Exhibit 99.1

Jiayin Group Inc. Reports Third Quarter 2019 Unaudited Financial Results

SHANGHAI, November 26, 2019 (GLOBE NEWSWIRE) —Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced its unaudited financial results for the quarter ended September 30, 2019.

Highlights:

•	Loan origination volume[1] was RMB4,720 million, representing an increase of 12.6% from the same period of 2018, and a decrease of 3.7% sequentially

•	Investment volume[2] was RMB5,128 million, representing an increase of 11.3% from the same period of 2018, and a decrease of 17.8% sequentially

•	Average investment amount per investor was RMB74,592, representing an increase of 31.7% from the same period of 2018

•	Average borrowing amount per borrower was RMB7,453, representing an increase of 10.4% from the same period of 2018

•	Net revenue was RMB510.8 million, representing an increase of 0.5% from the same period of 2018, and a decrease of 19.6 % sequentially

•	Operating income was RMB83.5 million, compared with an operating loss of RMB 55.8 million in the same period of 2018, and a decrease of 55.0% sequentially

•	Net income was RMB81.8million, compared with a net loss of RMB 44.0 million in the same period of 2018, and a decrease of 51.5% sequentially

Mr. Yan Dinggui, the Founder, Director and Chief Executive Officer, commented: “Industry conditions remained challenging during the third quarter, but solid execution of Company’s strategy enabled us to sustain an attractive level of profitability. Our efforts now are focused on preparation for the change in regulatory qualification and compliance. Because the final outcome of industry reforms is still uncertain, we want to be fully prepared for a range of scenarios.”

Financial Results

Net revenue was RMB510.8 million (US$71.5 million), representing an increase of 0.5% from the same period of 2018.

Revenue from loan facilitation services was RMB396.5 million (US$55.5 million), representing an increase of 6.6% from the same period of 2018, primarily due to the increased loan origination volume compared with the same period of 2018.

[1]	“Loan origination volume” refers to the total amount of loans facilitated during the period presented.
[2]	“Investment volume” refers to the total amount of all investment transactions executed by investors during the period presented.

Revenue from post-origination services was RMB59.3 million (US$8.3 million), representing a decrease of 3.4% from the same period of 2018. The decrease was due to the disposal of our previously-consolidated affiliated company Shanghai Caiyin Asset Management Co, Ltd. (“Caiyin”), which provided certain post-origination loan services.

Origination and servicing expense was RMB101.1 million (US$14.1 million), representing an increase of 2.7% from the same period of 2018, primarily due to higher expenses associated with credit assessment.

Allowance for uncollectible receivables and contract assets was RMB67.8 million (US$9.5 million), representing an increase of 156.9% from the same period of 2018, primarily due to the increase in loan origination volume and unfavorable changes in estimated collectability, which is caused by difficult industry conditions.

Sales and marketing expense was RMB152.4 million (US$21.3million), representing an increase of 33.8% from the same period of 2018, driven by an increase in advertising expenses to promote the Company’s brand.

General and administrative expense was RMB47.5 million (US$6.6 million), representing an increase of 76.7% from the same period of 2018. The increase was primarily due to increased staffing cost, as well as certain share-based compensation expense allocated to general and administrative expenses.

Research and development expense was RMB58.6 million (US$8.2 million), representing an increase of 60.0% from the same period of 2018, as the Company continued to invest in technology.

Income from operations was RMB83.5 million (US$11.7 million), compared with an operating loss of RMB 55.8 million in the same period of 2018.

Net income attributable to Jiayin shareholders was RMB81.8 million (US$11.4 million), compared with a net loss of RMB44.0 million in the same period of 2018.

Cash and cash equivalents at quarter-end were RMB238.0 million (US$33.3 million), compared with RMB359.8 million in the same period of 2018.

During the quarter, the Company conducted a business combination with Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”), an innovative fintech-driven platform connecting financial institutions. Prior to the combination, Geerong Yun and Jiayin were under the common control of Mr. Dinggui Yan, the Founder, Director and Chief Executive Officer of Jiayin. The combination has been retrospectively reflected in the financial statements from the beginning of 2019, but not to prior periods as the impact was not material. The consolidation is intended to support the growth of Jiayin’s institutional funding sources, as well as to strengthen our big data analytics and fintech R&D. In addition, during this quarter, the Company disposed Caiyin, the details of the disposal was provided in the Company’s press releases furnished to the SEC on form 6-Ks, including the relevant exhibits which dated on September 16, 2019 and October 24, 2019, respectively.

Conference Call

The Company will host a conference call to discuss its financial results on Tuesday, November 26, 2019 at 8:00 a.m. US Eastern Time/ 9:00 PM China Standard Time.

Dial-in details for the earnings conference call are as follows:

China:	+86 4006208038	or	+86 8008190121
Hong Kong	+852 3018-6771
United States, New York	+1 (845) 675-0437

To join, please dial in 10 minutes before the call is scheduled to begin and provide the passcode 6759548.

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038

A replay of the conference call may be accessed by phone at the following numbers until December 3, 2019. To access the replay, please reference the conference ID 6759548.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.niwodai.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	41,441	237,994	33,297
Restricted cash	41,500	—	—
Amounts due from related parties	—	131,328	18,373
Accounts receivable, net	336,849	208,798	29,212
Contract assets, net	203,080	—	—
Assets from the investor assurance program, net	5,525	—	—
Short term Investment	—	71,477	10,000
Prepaid expenses and other current assets	88,234	132,118	18,484
Deferred tax assets	56,027	—	—
Long term Investment	—	3,540	495
Property and equipment	29,011	39,169	5,480
Right-of-use assets[3]	—	44,742	6,260
Other long-term assets	212	3,234	452

TOTAL ASSETS	801,879	872,400	122,053

LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company:
Payroll and welfare payable	110,562	91,512	12,803
Amounts due to related parties	84,509	7,511	1,051
Liabilities from investor assurance program	1,547,072	—	—
Other guarantee liabilities	4,060	—	—
Other Payable	50,783	293,069	41,002
Other Payable related to the disposal of Caiyin	—	987,511	138,158
Tax payables	422,177	141,491	19,795
Refund liabilities	84,498	—	—
Lease liabilities[3]	—	42,914	6,004
Deferred Tax Liability	—	4,969	695
Accrued expenses and other current liabilities	150,224	143,285	20,046

TOTAL LIABILITIES	2,453,885	1,712,262	239,554

Commitments and Contingencies
SHAREHOLDERS’ DEFICIT
Ordinary shares (US$ 0.000000005 par value; 10,000,000,000,000 shares authorized, 200,000,000 shares issued and outstanding as of December 31, 2018, 216,100,000 shares issued and outstanding as of September 30, 2019, respectively)	0	0	0
Additional paid-in capital	395,472	715,029	100,036
Accumulated deficit[4]	(2,047,478)	(1,565,535)	(219,026)
Other comprehensive income	—	10,770	1,507
Minority interests	—	(126)	(18)

TOTAL SHAREHOLDERS’ DEFICIT	(1,652,006)	(839,862)	(117,501)

TOTAL LIABILITIES AND DEFICIT	801,879	872,400	122,053

[3]

The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect the Company’s our results of operations, financial condition or liquidity.

[4]	It includes accumulated loss from under common control transactions related to Geerong Yun.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Three Months Ended September 30			Nine Months Ended September 30
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB nil and RMB 654 for the period 2018Q3, and 2019Q3, respectively)	508,165	510,773	71,460	2,171,683	1,887,556	264,079
Operating cost and expenses:
Origination and servicing	(97,911)	(101,128)	(14,148)	(284,035)	(354,929)	(49,656)
Allowance for uncollectible accounts receivable and contract assets	(26,386)	(67,780)	(9,483)	(187,618)	(182,325)	(25,508)
Provision for assets and liabilities from investor assurance program	(262,336)	—	—	(426,710)	—	—
Sales and marketing	(113,867)	(152,364)	(21,317)	(562,630)	(492,336)	(68,880)
General and administrative	(26,856)	(47,465)	(6,641)	(83,272)	(154,405)	(21,602)
Research and development	(36,612)	(58,566)	(8,194)	(112,387)	(162,785)	(22,775)

Total operating cost and expenses	(563,968)	(427,303)	(59,783)	(1,656,652)	(1,346,780)	(188,421)

Income (loss) from operation	(55,803)	83,470	11,677	515,031	540,776	75,658
Interest income (expense)	230	88	12	1,042	(88)	(12)
Other income, net	1,669	7,308	1,022	12,039	20,876	2,921
Income (loss) before income taxes	(53,904)	90,866	12,711	528,112	561,564	78,567
Income tax expense	9,952	(9,099)	(1,273)	(78,689)	(79,623)	(11,140)
Net income (loss)	(43,952)	81,767	11,438	449,423	481,941	67,427
Less: net income (loss) attributable to non-controlling interest shareholders	—	152	21	—	(76)	(11)

Net income (loss) attributable to Jiayin Group Inc.	(43,952)	81,615	11,417	449,423	482,017	67,438

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	—	10,770	1,507	—	10,777	1,508

Total comprehensive income (loss) attributable to Jiayin Group Inc.	(43,952)	92,385	12,924	449,423	492,794	68,946

Weighted average shares used in calculating net income per share:
- Basic and diluted	200,000,000	216,100,000	216,100,000	200,000,000	206,307,671	206,307,671
Net income (loss) per share:
- Basic and diluted	(0.22)	0.38	0.05	2.25	2.34	0.33
Net income (loss) per ADS(1 ADS represents 4 ordinary shares):
- Basic and diluted	(0.88)	1.52	0.20	9.00	9.36	1.32